RESOURCE CAPITAL CORP.

712 Fifth Avenue, 12th Floor

New York, NY 10019

December 15, 2017

Ms. Shannon Sobotka

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549

Re:	Resource Capital Corp.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 16, 2017
Form 10-Q for the interim period ended September 30, 2017
Filed November 9, 2017
File No. 1-32733

Dear Ms. Sobotka:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 1, 2017, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Form 10-Q for the interim period ended September 30, 2017 of Resource Capital Corp. (the “Company”). For convenience, we set forth each comment in italics, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1.	We note your separate disclosures pertaining to interest income and interest expense recognized for the periods presented. Please tell us how you considered providing the following information; refer to SAB Topic 11K and ASC 942-10-S99-4:

a.	Average yield on all interest-earning assets and the average effective rate paid on all interest-bearing liabilities pursuant to Item I.B.4. of Securities Act Industry Guide 3;

b.	Net yield on interest-earning assets pursuant to Item I.B.5.; and

c.	Given your disclosure highlighting the impact to interest income on commercial real estate loans due to a decrease in the weighted average balance of such loans, providing a rate/ volume analysis pursuant to Item I.C.

The Company advises the Staff that it has not historically provided disclosures pursuant to Items I.B.4, I.B.5 and I.C. of Securities Act Industry Guide 3 because the Company believes that its tabular disclosures and variance explanations, considered in totality, provide readers with sufficient information to understand transactions and trends that significantly impact the Company’s reported interest income and interest expense. The Company advises the Staff that it will revise its disclosures, beginning with its Annual Report on Form 10-K for the year ended December 31, 2017 and for all subsequent interim periods, to include the following two tables:

Table 1.

Analysis of Changes in Net Interest Income

2017 compared to 2016
	Net Change		Due to Changes In
			Volume		Rate
Increase (decrease) in interest income:
CRE loans	$	XXX	$	XXX	$	XXX
Investment securities, available-for-sale		XXX		XXX		XXX
Investment securities, trading		XXX		XXX		XXX
Other		XXX		XXX		XXX

Total	$	XXX	$	XXX	$	XXX
Increase (decrease) in interest expense:
RCC 2015-CRE3 Senior Notes	$	XXX	$	XXX	$	XXX
RCC 2015-CRE4 Senior Notes		XXX		XXX		XXX
RCC 2017-CRE5 Senior Notes		XXX		XXX		XXX
Unsecured Junior Subordinated Debentures		XXX		XXX		XXX
4.50% Convertible Senior Notes		XXX		XXX		XXX
6.00% Convertible Senior Notes		XXX		XXX		XXX
8.00% Convertible Senior Notes		XXX		XXX		XXX
CRE - Term Repurchase Facilities		XXX		XXX		XXX
CMBS - Term Repurchase Facilities		XXX		XXX		XXX
Trust Certificates - Term Repurchase Facilities		XXX		XXX		XXX
CMBS - Short Term Repurchase Agreements		XXX		XXX		XXX

Total	$	XXX	$	XXX	$	XXX

Net increase (decrease) in net interest income	$	XXX	$	XXX	$	XXX

Table 2.

Average Net Yield on Interest-Earning Assets and Interest-Bearing Liabilities

Year ended December 31, 2017
	Average Balance		Interest Income/Expense		Net Yield/Cost of Funds
Interest-earning assets
CRE loans	$	XXX	$	XXX	X.X	%
Investment securities, available-for-sale		XX		XX	X.X	%
Investment securities, trading		XX		XX	X.X	%
Other		XX		XX	X.X	%

Total interest income/net asset yield	$	XX	$	XX	X.X	%

Interest-bearing liabilities
Collateralized by:
CRE loans	$	XXX	$	XXX	X.X	%
Investment securities, available-for-sale		XX		XX	X.X	%
Investment securities, trading		XX		XX	X.X	%
Other		XX		XX	X.X	%
General Corporate Debt		XX		XX	X.X	%
4.50% Convertible Senior Notes		XX		XX	X.X	%
6.00% Convertible Senior Notes		XX		XX	X.X	%
8.00% Convertible Senior Notes		XX		XX	X.X	%
Unsecured Junior Subordinated Debentures		XX		XX	X.X	%
Trust Certificates - Term Repurchase Facilities		XX		XX	X.X	%

Total interest expense/cost of funds	$	XX	$	XX	X.X	%

Net interest income/spread			$	XXX	X.X	%

Form 10-Q for the interim period ended September 30, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Income, page 63

2.	Please tell us, and consider providing disclosure to discuss, the difference between fee income recognized as a component of interest income primarily attributable to CRE loans and Fee income as separately disclosed on your statement of operations. Additionally in future periodic filings, highlight if true, that the weighted average yields disclosed for interest income and expense for interim periods are annualized.

The Company advises the Staff that fee income recognized as a component of interest income primarily comprises loan origination fees, loan exit fees and loan extension fees; and “Fee income,” as separately disclosed in the Company’s statement of operations, primarily comprises incentive management fees earned on managed collateralized loan obligation (“CLO”) vehicles.

The Company advises the Staff that it will provide disclosure of the components of fee income recognized as a component of interest income in Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning with its Annual Report on Form 10-K for the year ended December 31, 2017.

The Company does not expect that the transactions that are currently a part of “Fee income,” as separately disclosed in its statement of operations, will recur materially in future periods. The investments that gave rise to this income have either been sold or were liquidated in 2017. As such, to the extent that “Fee income,” as separately disclosed in the Company’s statement of operations does not exceed one percent of the aggregate of total interest income and other income (Regulation S-X §210.9-04 Item 13), the Company advises the Staff that it plans to combine this item and the “Dividend income” line item in its statement of operations under the combined line item name “Other revenue.”

The Company further advises the Staff that it will disclose in future periodic filings that the weighted average yields disclosed for interest income and interest expense for interim periods are annualized.

Core Earnings, page 94

3.	We note your presentation of core earnings, and the exclusion of Non-cash (recovery of) provision for CRE loan losses. Please tell us your rationale for adjusting to exclude this amount from core earnings given it appears to be integral to operating your business. Additionally, tell us your basis for excluding incentive management fees, which are recurring operating expenses paid primarily in cash; refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the C&DIs on Non-GAAP Financial Measures.

The Company advises the Staff that its presentation of core earnings excludes the non-cash (recovery of) provision for CRE loan losses to reflect a non-GAAP measure of current earnings that is intended to serve as a distributable earnings metric for readers of the Company’s financial statements. Furthermore, the exclusion of the non-cash (recovery of) provision for CRE loan losses is solely a matter of timing because non-cash recoveries or provisions are estimates in the periods in which they are accrued and are subtracted from or added back, as applicable, in the period in which the loan loss or recovery of loan loss is actually realized.

The Company advises the Staff that it will revise its definition and all prospective and comparable prior period presentations of core earnings to include incentive management fees beginning with the Company’s reporting of its results of operations in its Annual Report on Form 10-K for the period ending December 31, 2017.

RESOURCE CAPITAL CORP.

By:	/s/ David J. Bryant
David J. Bryant Chief Financial Officer Dated: December 15, 2017